Exhibit 12.1

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Three Months Ended October 31,	Six Months Ended October 31,	Twelve Months Ended April 30,
	2012	2012	2012	2011	2010	2009	2008
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(20,679)	$(28,408)	$(77,136)	$(27,921)	$(13,807)	$(65,871)	$(14,655)
Loss from equity method investments	109	1,523	9,994	4,096	2,690	2,157	6,077
Impairment of equity method investment	—	—	10,680
Fixed charges	12,437	24,916	48,087	48,676	46,411	35,673	35,721
Less: interest capitalized	(157)	(209)	(407)	(1,078)	(349)	(214)	(1,275)

Earnings	$(8,290)	$(2,178)	$(8,782)	$23,773	$34,945	$(28,255)	$25,868

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$11,699	$23,551	$45,541	$45,912	$44,375	$33,840	$33,282
Estimate of interest within rental expense	581	1,156	2,139	1,686	1,687	1,619	1,164
Interest capitalized	157	209	407	1,078	349	214	1,275

Fixed charges	$12,437	$24,916	$48,087	$48,676	$46,411	$35,673	$35,721

Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(20,727)	$(27,094)	$(56,869)	$(24,903)	$(11,466)	$(63,928)	$(9,853)
Fixed charges from above	$12,437	$24,916	$48,087	$48,676	$46,411	$35,673	$35,721
Preferred stock dividends	—	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$12,437	$24,916	$48,087	$48,676	$46,411	$35,673	$35,721

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(20,727)	$(27,094)	$(56,869)	$(24,903)	$(11,466)	$(63,928)	$(9,853)